UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 27, 2018 titled “Arcos Dorados Announces the Filing of its Annual Report on Form 20-F For Fiscal Year 2017”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 27, 2018

Item 1

ARCOS DORADOS HOLDINGS INC. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2017

(Montevideo, Uruguay; April 27, 2018) —Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) hereby announces that on April 27, 2018, Arcos Dorados filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2017 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at  www.arcosdorados.com/ir. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge, by requesting a copy from:

Daniel Schleiniger

Vice President of Corporate Communications & Investor Relations

T: +54(11) 4711-2675

daniel.schleiniger@ar.mcd.com

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Contacts

Arcos Dorados Holdings Inc.

Daniel Schleiniger, +54(11) 4711-2675

Vice President of Corporate Communications & Investor Relations

daniel.schleiniger@ar.mcd.com